UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Inari Medical, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39293	45-2902923
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6001 Oak Canyon, Suite 100		92618
Irvine, California		(Zip Code)
(Address of Principal Executive Offices)

Angela Ahmad
General Counsel
(877) 923-4747
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1, 2022 to December 31, 2022.

Section 1    Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report
This Form SD has been prepared by Inari Medical, Inc. (“Inari”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2022 (the “Covered Period”), and pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and is inclusive of all of Inari’s applicable products.
Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, and tungsten.
Conflict Minerals Disclosure
Inari carefully reviewed Rule 13p-1 to determine its applicability to Inari’s products and whether the products that Inari manufactured during the Covered Period contain or may contain any conflict minerals necessary to their functionality or production. Inari has determined that certain products contained the conflict mineral tungsten and that tungsten is necessary for the functionality and production of these products. As a result, as required by Rule 13p-1, Inari conducted in good faith a reasonable country of origin inquiry (“RCOI”) for the Covered Period. The RCOI was reasonably designed to determine whether any conflict minerals contained in Inari’s products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources. In connection with the RCOI, Inari reviewed a list of all suppliers, and identified two suppliers from whom Inari purchased materials or components used in manufacturing the products that Inari believed provided materials or components containing tungsten.
Inari sent a supplier survey to each such supplier, in the form of the Conflict Minerals Reporting Template (the “template”), a standardized reporting template developed by the Responsible Minerals Initiative. The template was developed to facilitate the transfer of information through the supply chain to assess whether the materials or components Inari purchased from its suppliers for inclusion in Inari’s products and accessory devices contain conflict minerals that are necessary to their functionality or production and, if so, whether any of such conflict minerals originated in the Covered Countries or were from recycled or scrap sources.
As part of the RCOI effort, Inari received responses from the two suppliers that it identified as of the date hereof. Based on the RCOI, Inari has no reason to believe that any of its products manufactured during the Covered Period contain any conflict minerals necessary to their functionality or production that may have originated in any of the Covered Countries or that did not come from recycled or scrap sources.
Pursuant to Item 1.01(b) of Form SD, based on the results of the RCOI, Inari is providing information pursuant to this Form SD and is not required to file a separate Conflict Minerals Report. A copy of this Form SD is also available on Inari’s website at ir.inarimedical.com.
Documents Incorporated by Reference
Unless otherwise expressly stated herein, any documents, third-party materials, or references to websites (including Inari’s) are not incorporated by reference in, or considered to be a part of this report, unless expressly incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INARI MEDICAL, INC.

Date:	May 31, 2023	By:	/s/ Mitchell Hill
Mitchell Hill Chief Financial Officer